FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Semi-Annual Report Pursuant to Article 24-5.1 of the Securities and Exchange Law of Japan for the first half of 137th business term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: February 13, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

(English Summary)

Semi-Annual Report pursuant to Article 24-5.1 of

the Securities and Exchange Law of Japan

For the first half of 137th business term

(from April 1, 2005 to September 30, 2005)

Hitachi, Ltd.

Tokyo, Japan

Note:	This is an English summary of the Semi-Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance on December 26, 2005 pursuant to the Securities and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

In April 2005, Hitachi, Ltd. (the “Company”) acquired shares of Fujitsu Hitachi Plasma Display Limited. Accordingly, Fujitsu Hitachi Plasma Display Limited, which had been an equity-method affiliate, became a consolidated subsidiary of the Company.

In September 2005, the Company sold shares of Elpida Memory, Inc. and ownership percentage of voting rights held by the Company lowered. Accordingly, Elpida Memory, Inc. is no longer an equity-method affiliate.

The total number of consolidated subsidiaries including variable interest entities is 966 as of September 30, 2005.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2005)
Information & Telecommunication Systems	89,661
Electronic Devices	26,765
Power & Industrial Systems	86,566
Digital Media & Consumer Products	32,039
High Functional Materials & Components	54,576
Logistics, Services & Others	28,440
Financial Services	4,177
Corporate	3,590

Total	325,814

The number of employees of Hitachi, Ltd. was 39,004 as of September 30, 2005.

The Business

1. Operating Results

During the half-year under review, the Japanese economy continued to recover gradually thanks to rises in consumer spending stimulated by brightening employment and personal income conditions, and also by an increase in private-sector plant and equipment investment. Overseas, the Asian economies continued to prosper, with China playing a central role, while the U.S. economy performed solidly and the European economies expanded at a moderate pace.

Against this backdrop, the Hitachi Group (Hitachi, Ltd., its consolidated subsidiaries and equity-method affiliates) strove to lower costs and improve productivity, focused capital investment on carefully selected growth sectors and reorganized operations to boost competitiveness. Revenues increased 2% from the same period of the preceding year, to JPY4,413,319 million. Operating income fell 39%, to JPY77,754 million. Non-operating income was down JPY7,330 million from a year earlier, to JPY29,070 million and non-operating expense fell JPY3,024 million, to JPY24,707 million. As a result, income before income taxes decreased 40% from the same period of the preceding year, to JPY82,117 million. Net loss for the half year under review was JPY10,946 million.

The business results are analyzed by industry segment in the following overview. Segment revenues figures include intersegment transactions.

In Information & Telecommunications Systems, segment revenues declined 1% from the corresponding interim consolidated accounting period a year earlier, to JPY1,057,198 million. Although outsourcing businesses advanced and hard disk drives also performed well, personal computers and servers were restrained by price declines and software did poorly owing to declining demand for mainframe products. Operating income was down 20% from a year earlier, to JPY23,248 million, mainly because hard disk drive performance was affected by falling prices, although service business sectors showed improved profitability. Orders received by the Company’s Information & Telecommunications Systems division, the segment’s mainstay, were lower than those of the same period a year earlier.

In Electronic Devices, although semiconductors and liquid crystal product manufacturing equipment held firm particularly for overseas markets, LCDs were sluggish due to price declines centered on large display panels for TVs. Small and medium sized LCDs for mobile phones experienced a severe setback owing to plummeting prices caused by flagging domestic demand. Segment revenues fell 16% from the corresponding year-earlier period, to JPY 583,156 million, and operating income was down 69%, to JPY 9,230 million.

In Power & Industrial Systems, overseas sales of power equipment expanded, railway vehicles and air-conditioning equipment also performed well. The automotive products business recorded higher sales, partly because of the merger with TOKICO LTD. in October 2004. Elevators and escalators posted higher sales on the strength of higher demand in China and construction machinery achieved solid results particularly in the Europe, North America and other overseas markets. Orders received by the Company’s Power & Industrial Systems division, which constitutes the core of the segment, exceeded those of the corresponding period of the preceding year. Overall segment revenues increased 14%, to JPY1,278,905 million, and operating income rose 130%, to JPY23,216 million.

In Digital Media & Consumer Products, LCD projectors and projection TVs were held back by declining demand and falling prices. Room air conditioners and refrigerators for the domestic market were lackluster. Fujitsu Hitachi Plasma Display Limited, which became a consolidated subsidiary in April 2005, was stagnant due to a decline in the price of large plasma display panels. Segment revenues were down 5% from a year earlier, to JPY611,837 million, and operating income fell JPY26,849 million to account a loss of JPY16,231 million.

In High Functional Materials & Components, electronics related products, most notably materials and components for LCDs and semiconductors, and automotive products were strong performers especially overseas. The total of orders received by Hitachi Cable, Ltd., Hitachi Chemical Co., Ltd., and Hitachi Metals, Ltd., which account for most of the segment’s business, was up 5% from the same period of the preceding year, to JPY380,752 million. Overall segment revenues amounted to JPY760,441 million, up 3%, and operating income came to JPY48,053 million, up 19%.

In Logistics, Services & Others, the logistics business produced good results owing to strong demand for third-party logistics services but both domestic and overseas sales subsidiaries performed poorly. Segment revenues fell 7% from a year earlier, to JPY570,548 million and operating income was down 8%, to JPY6,898 million.

In Financial Services, the housing loan and information equipment leasing business were solid but contraction of automobile loan operations pushed revenues down 4% from the year-earlier period, to JPY260,896 million. Operating income came to JPY16,019 million, a 60% increase due mainly to cutting financial costs.

Results are analyzed by geographic segment in the following overview. Segment revenues figures include intersegment transactions.

In Japan, LCDs and plasma display panels slackened but air conditioning equipment, construction machinery and automotive materials and components grew on the strength of rising demand. The services business of the Information & Telecommunications Systems segment also made solid progress. Revenues amounted to JPY3,624,309 million, substantially same level with the same period of the preceding year, and operating income increased 6%, to JPY112,449 million.

In Asia, construction machinery and, particularly in China, elevators and escalators were strong but hard disk drives were sluggish due to decline in prices. Revenues increased 1%, to JPY727,757 million, and operating income fell JPY33,187 million to account a loss of JPY8,082 million.

In North America, LCD projectors and projection TVs were stagnant but automotive products and construction machinery expanded in response to expanding markets. Revenues rose 11%, to JPY450,533 million, and operating income was up 2%, to JPY7,681 million.

In Europe, growth in construction machinery helped to boost revenues 5%, to JPY252,903 million. Operating income declined 47%, to JPY4,159 million, partly because of the adverse effect of lower prices on the SAN/NAS storage solutions business.

In other areas, segment revenues increased 16% from the same period of the preceding year, to JPY58,880 million. Operating income decreased 7%, to JPY2,067 million.

2. Cash Flows

The Company reclassified cash receipts from lease receivables related to the products manufactured by the Company and its subsidiaries as “Cash flows from operating activities” in place of “Cash flows from investing activities.” The figures for last year’s interim consolidated accounting period were reclassified in line with this change. Comparisons with the year-earlier period are therefore made based on the reclassified figures.

(Cash flows from operating activities)

Owing to the operating loss posted by Digital Media & Consumer Products segment and the declines in operating income in Information & Telecommunications Systems, Electronic Devices, and Logistics, Services & Others segment, as well as other factors, net loss amounted JPY 10,946 million, JPY52,104 million decrease from the same period of the preceding year. Steps taken to improve fund utilization efficiency by reducing accounts receivable worked in combination with accelerated collection of accounts receivable by securitization of receivables to help reduce trade receivables JPY 44,643 million but the balance was nevertheless JPY 137,913 million. Increase in inventories decreased JPY 37,738 million, to JPY 152,059 million. Decrease in trade payables decreased JPY 26,460 million, to JPY 57,512 million. Depreciation on tangible fixed assets increased JPY12,328 million, to JPY 218,599 million. As a result of the foregoing, net cash provided by operating activities increased JPY 70,605 million from the same period a year earlier, to JPY 221,105 million.

(Cash flows from investing activities)

Although increase in short-term investments increased JPY55,427 million, to JPY25,286 million, net investment in fixed assets, the total of purchase of tangible fixed assets (excluding assets to be leased), purchase of assets to be leased, collection of investments in leases, and proceeds from disposal of rental assets and other property, decreased JPY31,667 million from the same period a year earlier, to JPY175,755 million, mainly because of accelerated collection of lease receivables. Purchase of investments and subsidiaries’ common stock generated cash flows of JPY14,273 million owing to the fact that Fujitsu Hitachi Plasma Display Limited, which possesses cash and cash equivalents, became a consolidated subsidiary. Sale of investments and subsidiaries’ common stock increased JPY3,240 million, to JPY36,115 million, partly because of the sale of a part of Elpida Memory, Inc. As a result of the foregoing, net cash used in investing activities increased JPY61,881 million from the same period of the preceding year, to JPY255,492 million.

(Cash flows from financing activities)

Payments on debentures and long-term debt decreased JPY215,187 million from a year earlier, to JPY207,162 million, owing mainly to the lack of any large redemption comparable to the convertible debenture redemption carried out in the preceding interim consolidated accounting period. Decrease in short-term debt became JPY5,384 million, and proceeds from debentures and long-term debt decreased JPY89,668 million, to JPY206,330 million due in part to the restraint of new borrowings by using a surplus fund produced through efficient centralized cash management following on the preceding fiscal year. As a result of these factors, cash outflows from financing activities decreased JPY73,497 million from the same period of the preceding year, to JPY37,741 million.

As a result of the foregoing, cash and cash equivalents at the end of the half-year period under review amounted JPY646,085 million, a decrease of JPY62,630 million from the end of the preceding fiscal year. So-called free cash flows, defined as the sum of cash flows from operating activities and cash flows from investing activities, increased JPY8,724 million from the same period of the preceding year, to an outflow of JPY34,387 million.

3. Research and Development Expense (Consolidated basis)

(Millions of yen)
Industry Segment	First Half of Fiscal 2005
Information & Telecommunication Systems	78,844
Electronic Devices	23,798
Power & Industrial Systems	40,585
Digital Media & Consumer Products	16,947
High Functional Materials & Components	23,597
Logistics, Services & Others	2,406
Financial Services	887
Corporate	10,924

Total	197,988

Capital Investment (Consolidated basis)

	(Millions of yen)
Industry Segment	First Half of Fiscal 2005	Fiscal 2005 (Revised Forecast)
Information & Telecommunication Systems	53,114	117,000
Electronic Devices	15,947	33,000
Power & Industrial Systems	48,693	108,000
Digital Media & Consumer Products	19,107	44,000
High Functional Materials & Components	40,021	86,000
Logistics, Services & Others	9,798	25,000
Financial Services	284,359	579,000
Eliminations & Corporate items	(11,837)	(22,000)

Total	459,202	970,000

Information on the Company

1. Capital as of September 30, 2005                                         282,033 million yen

2. Shares Issued (Common Stock)

Number of shares issued as of September 30, 2005:	3,368,126,056 shares
Number of shares issued as of December 26, 2005:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Euronext Amsterdam, Euronext Paris and New York stock exchanges overseas.

3. Major Shareholders

		(As of September 30, 2005)
Name of Shareholders		Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1	NATS CUMCO*	288,094,500	8.55
2	The Master Trust Bank of Japan, Ltd.	185,289,000	5.50
3	Japan Trustee Services Bank, Ltd.	170,292,000	5.06
4	State Street Bank and Trust Company	159,061,162	4.72
5	The Chase Manhattan Bank, N.A. London	129,477,213	3.84
6	Nippon Life Insurance Company	98,173,195	2.91
7	Hitachi Employees’ Shareholding Association	93,670,952	2.78
8	The Dai-Ichi Mutual Life Insurance Company	75,532,222	2.24
9	Trust & Custody Services Bank, Ltd.	64,917,000	1.93
10	Meiji Yasuda Life Insurance Company	49,079,818	1.46

*	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

4. Share Price

The following table sets forth the reported high and low revenues prices of the Company’s common stock on the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information
April 2005	682	604
May 2005	654	607
June 2005	676	635
July 2005	694	669
August 2005	703	664
September 2005	728	671

Financial Statements

The interim consolidated financial statements of Hitachi, Ltd. and its subsidiaries were included in the Form 6-K which was submitted to the SEC on January 4, 2006.